Exhibit 8.1

GROUP SUBSIDIARIES*

At December 31, 2024	Country	Percentage of voting share capital held
Wholly owned subsidiaries
Alexion Pharmaceuticals, Inc.	United States	100
Alexion Pharma Holding Limited	Ireland	100
Alexion Pharma International Operations Limited Company	Ireland	100
AstraZeneca AB	Sweden	100
AstraZeneca Biotech AB	Sweden	100
AstraZeneca Dunkerque Production SCS	France	100
AstraZeneca Finance and Holdings Inc.	United States	100
AstraZeneca Finance LLC	United States	100
AstraZeneca Intermediate Holdings Limited	United Kingdom	100
AstraZeneca Pharmaceuticals LP	United States	100
AstraZeneca Treasury Limited	United Kingdom	100
AstraZeneca UK Limited	United Kingdom	100
MedImmune, LLC	United States	100
Zeneca Holdings Inc.	United States	100

* Subsidiary companies which would be deemed to be a “significant subsidiary” in accordance with rule 1-02(w) of Regulation S-X as at December 31, 2024.